UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 31, 2013

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2013 Q4 and Full Year Results”, dated February 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 6, 2014	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA	T 44 (0) 207 401 7646 www.smith-nephew.com

Smith & Nephew 2013 Q4 and Full Year Results

6 February 2014

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the Fourth Quarter and Full Year ended 31 December 2013.

	3 months* to			12 months to
	31 Dec 2013 $m	31 Dec 2012 $m	Underlying change** %	31 Dec 2013 $m	31 Dec 2012 $m	Underlying change** %
Revenue[1]	1,175	1,077	6	4,351	4,137	4
Trading profit[2]	292	272	8	987	965	5
Operating profit[2]	235	213		810	846
Trading profit margin (%)	24.8	25.3	(50)bps	22.7	23.3	(60)bps
EPSA (cents)[3,4]	23.4	21.4		76.9	74.8
EPS (cents)[4]	18.1	15.6		61.7	80.4

Segmental revenue[1]
Advanced Surgical Devices global	818	797	5	3,015	3,108	1
Advanced Wound Management global	357	280	10	1,336	1,029	11

*	Q4 2013 comprises 62 trading days (2012: 61).
**	Underlying change includes the like-for-like growth from acquisitions and excludes impacts of the Bioventus transaction and currency translation.

Financial Highlights

•	Strong Q4 underlying growth - revenue up 6% to $1,175 million, trading profit up 8% to $292 million
•	Full Year underlying growth - revenue up 4% to $4,351 million, trading profit up 5% to $987 million; trading profit margin of 22.7% in-line with expectations
•	Proposed Final Dividend of 17.0¢

Q4 Strategic Highlights

•	Advanced Surgical Devices makes further progress led by US Knee Implants and Sports Medicine
•	Advanced Wound Management strongly outperformed its segment, driven by Bioactives and NPWT
•	Continued strong double digit growth in the Emerging and International Markets
•	Completion of acquisitions in Turkey, India and Brazil further builds platform

•	Agreement to acquire ArthroCare Corp. for approximately $1.7 billion announced on 3 February 2014

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew finished the year strongly. Our Orthopaedic Reconstruction business confirmed its improved dynamic, in particular delivering 11% growth in US Knees. Sports Medicine Joint Repair and Advanced Wound Management also delivered double digit sales growth. We had another successful quarter in the Emerging & International Markets and completed acquisitions in Turkey, India and Brazil.

“For the Full Year we generated good underlying revenue and trading profit growth and met our margin expectations. As planned we made targeted investments in research & development and the emerging markets. We also returned significant value to shareholders through increased dividends and a share buy-back programme.

“Looking to 2014, we will continue to invest where we see higher growth opportunities and focus on improving our efficiency. We built momentum across the Group through 2013 and expect to make further progress in the year ahead.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter and preliminary results will be held at 9.00am GMT/4.00am EST today, Thursday 6 February. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q413. During the presentation a listen-only service will be available by calling +44 (0)20 3427 1906 in the UK or +1 646 254 3365 in the US (passcode 8030771). Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation, inclusion of the comparative impact of acquisitions and exclusion of disposals. See note 3 to the financial statements for a reconciliation.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying growth in trading profit is the growth in trading profit after adjusting for the effects of currency translation, inclusion of the comparative impact of acquisitions and exclusion of disposals.

3	Adjusted earnings per ordinary share (“EPSA”) is our reported trend measure and is stated before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale and taxation thereon. See note 2 to the financial statements.

4	Earnings per share for the three month period and year ended 31 December 2012 have been restated following the adoption of the revised IAS 19 Employee Benefits standard. As a result of the restatement, basic and adjusted basic earnings per share for the three months ended 31 December 2012 were both reduced by 0.2¢ and for the year ended 31 December 2012 both reduced by 0.9¢. See note 1 to the financial statements.

5	All numbers given are for the quarter ended 31 December 2013 unless stated otherwise.

6	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Fourth Quarter Results

Smith & Nephew finished the year strongly. Our Orthopaedic Reconstruction business confirmed its improved dynamic, in particular delivering 11% growth in US Knees. Sports Medicine Joint Repair and Advanced Wound Management also delivered double digit sales growth. We had another successful quarter in the Emerging & International Markets and completed acquisitions in Turkey, India and Brazil.

Our revenue was $1,175 million in the quarter, up 6% on an underlying basis (2012: $1,077 million). Growth was up 9% reported year-on-year, reflecting a -1% currency headwind and the net effect of acquisitions and disposals. There was one additional sales day to the comparator quarter in 2012, which increased underlying revenue growth by an estimated 1%.

In the US we grew revenue by 9%, including strong quarters from Advanced Wound Bioactives, Advanced Wound Devices, Sports Medicine Joint Repair and Knee Implants. Revenue growth was 1% in our Other Established Markets, where Europe remained challenging. We continued our strong performance in the Emerging and International Markets with revenue growth of 16%.

We continued to build our platform in the Emerging and International Markets, announcing and completing the acquisition of our Brazilian Advanced Wound Management distributor. We also completed the acquisitions of our Advanced Surgical Devices distributor in Turkey and the Indian Sushrut-Adler business, adding an orthopaedic trauma portfolio for the emerging markets.

Trading profit in the quarter was $292 million, up 8% underlying on the previous year (2012: $272 million). This resulted in a Group trading profit margin of 24.8%, in-line with our expectations (2012: 25.3%).

The net interest income for the period was $1 million. The final tax rate for 2013 was 29.2%, resulting in a rate of 27.7% for the quarter on profit before acquisition related costs, restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit of $209 million is before these items and taxation thereon.

Adjusted earnings per share in the quarter was 23.4¢ (117.0¢ per American Depositary Share, “ADS”) (2012: 21.4¢ per share). Basic earnings per share was 18.1¢ (90.5¢ per ADS) (2012: 15.6¢).

Trading cash flow (defined as cash generated from operating activities less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $281 million, reflecting a trading profit to cash conversion ratio of 96% (2012: 95%).

Net debt was $253 million against $222 million at the end of Q3 2013 and $288 million at the end of Q4 2012. In December the Group signed a private placement agreement to borrow $325 million of long-term debt. The funds, which have an average fixed rate of 3.7% and an average maturity of just over nine years, were drawn down on 21 January 2014 and used to repay existing bank debt.

We continued to implement our $300 million share buy-back programme and had spent $226 million at the quarter end. This programme has now been suspended as a result of our agreement to acquire ArthroCare Corp. announced on 3 February 2014.

In our first year operating under the new progressive dividend policy the Board is pleased to recommend a Final Dividend of 17.0¢ per share (85.0¢ per ADS). This, together with interim dividend of 10.4¢ per share (52.0¢ per ADS), will give a Full Year distribution of 27.4¢ per share (137.0¢ per ADS), up 5% year-on-year.

Advanced Surgical Devices global (“ASD”)

ASD delivered total revenue of $818 million in the quarter, up 5% underlying on the same period last year (2012: $797 million). Market conditions improved in the US and were broadly unchanged elsewhere. Europe remained challenging. Like-for-like pricing pressure across our markets was similar to recent quarters.

Against this backdrop, ASD delivered good revenue growth of 6% in the US and flat revenue in our Other Established Markets. In the Emerging & International Markets we continue to perform strongly, with revenue up 16% in the quarter.

Trading profit was $201 million (2012: $200 million) with the trading profit margin of 24.6% (2012: 25.1%) reflecting the impact of the US medical device excise tax and the cost of our planned investments during the quarter.

In our Knee Implant franchise revenue was up 5% against a market growth rate of 7%. Our performance builds upon the improvements of the last quarter. Revenue growth was driven by the US, which was up 11%, as sales of our new JOURNEY¯ II BCS Knee System accelerated and we continued to benefit from the recent VERILAST¯ bearing surface TV advertising campaign. We are starting to introduce JOURNEY II BCS into other markets and expect to begin to release range extensions in the near future.

Revenue from our Hip Implant franchise was up 2% in the quarter against the market growth rate of 4%. Our core hip business, excluding resurfacing, grew 3%. We launched our POLARSTEM¯ Cementless Stem System in the US during the quarter.

Taking Hip & Knee Implants together, our Orthopaedic Reconstruction performance sequentially improved in the second half of 2013. We have started to improve our position in the product cycle. However, the relatively high exposure to the weak European market as well as metal-on-metal headwinds continues to hold back headline performance.

Our Trauma franchise grew revenue by 5%, driven by a strong quarter in the Emerging & International Markets. The estimated market growth rate was 7%. We saw increased benefits from the additional extremities US sales reps recruited in early 2013.

Our Sports Medicine Joint Repair franchise continued to produce strong growth, with revenue up 11% as all of our joint portfolios and geographies contributed. We extended our portfolio in the quarter with the launch of HEALICOIL¯ REGENESORB, an innovative next generation bio-composite suture anchor for shoulder repair. Revenue in Arthroscopic Enabling Technologies was -1%, consistent with the trend seen throughout the year. We have a strong pipeline of products across these two franchises with launches planned for the coming months.

Advanced Wound Management global (“AWM”)

AWM continued its strong underlying performance delivering revenue of $357 million in the quarter, up 10% year-on-year (2012: $280 million). We grew at twice the estimated global market rate of 5%.

US revenue growth of 23% was led by another stand-out quarter from Advanced Wound Bioactives. Revenues from our Other Established Markets grew 3%. The Emerging & International Markets remain strong, delivering growth of 19%.

Trading profit was $91 million (2012: $72 million), with the trading profit margin of 25.3% (2012: 25.8%) reflecting our increased investment in sales and marketing and R&D.

In Advanced Wound Care revenue was flat. ALLEVYN¯ continues to make good progress in Europe following recent product introductions and investment in marketing. We further strengthened our portfolio in the region with the launch of our DURAFIBER¯ Ag antimicrobial dressing during the quarter.

In Advanced Wound Devices we grew revenue by 17%. Whilst we are seeing increased market competition in Negative Pressure Wound Therapy (NPWT), we are continuing to take market share with our traditional NPWT system, as well as benefiting from our unique PICO¯ single use portable disposable product, and our recent expansion into the emerging markets.

In Advanced Wound Bioactives we delivered revenue growth of 52%. This completes an outstanding first year for this business within the Smith & Nephew portfolio, with full year revenue growth of 47% in-line with our revised guidance. We re-launched REGRANEX¯ Gel, a platelet-derived growth factor, in the quarter.

Full Year Results

For the Full Year we generated good underlying revenue and trading profit growth and met our margin expectations.

Revenue was $4,351 million, an underlying 4% increase (2012: $4,137 million). Trading profit was $987 million (2012: $965 million), up 5% underlying. The trading profit margin was 22.7% (2012: 23.3%).

Operating profit was $810 million (2012: $846 million), reflecting integration costs and increased amortisation of acquisition intangibles from the acquisition of Healthpoint.

Profit before tax was $802 million. The 2012 profit before tax was $1,092 million, which included a $251 million profit on disposal of the Group’s Clinical Therapies business.

ASD delivered $3,015 million of revenue, up 1% on an underlying basis as we gained upward momentum throughout the year (2012: $3,108 million). Our revenue was 1% ahead in the US, -3% down in our Other Established Markets and up 18% in the Emerging & International Markets. Our revenue growth by franchise was in Knee Implants flat, in Hip Implants -1%, in Trauma 4%, in Sports Medicine Joint Repair 7% and in Arthroscopic Enabling Technologies -2%. In our Other ASD franchise, which includes gynaecology, revenue growth was 14%, with the remaining Clinical Therapies geographies contributing $9 million.

AWM delivered revenue of $1,336 million in 2013, up 11% on an underlying basis (2012: $1,029 million) against a market growth rate of 4%. Our revenue growth was up 22% in the US, up 3% in our Other Established Markets and up 20% in the Emerging & International Markets. Advanced Wound Care revenue grew by 1%, Advanced Wound Devices by 20% and Advanced Wound Bioactives by 47%.

The net interest income for the period was $4 million. The tax charge of $246 million is based upon a rate for the full year of 29.2% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit before these items and taxation thereon was $693 million and attributable profit was $556 million.

EPSA was 76.9¢ (384.5¢ per ADS) (2012: 74.8¢). Reported basic earnings per share was 61.7¢ (308.5¢ per ADS)(2012: 80.4¢).

Trading cash flow was $877 million (2012: $999 million), reflecting a trading profit to cash conversion ratio of 89% (2012: 104%).

Progress delivering Strategic Priorities

Smith & Nephew is focused on five strategic priorities. In delivering these we are reshaping the Group to be fit and effective for the future.

•	In Established Markets, build upon existing strong positions, win market share through greater innovation and drive efficiencies to liberate resources.

•	In Emerging Markets, deliver market leadership by building direct customer relationships and developing products specifically designed for large economic mid-tier populations.

•	Innovate for value, accelerating our rate of innovation by investing more in research & development to support projects that will move clinical and cost boundaries and deliver maximum value.

•	Simplify and improve our operating model, maximise efficiency, streamline our operations and manufacturing, remove duplication and build strong global functions to support our commercial teams.

•	Supplement organic growth through acquisitions of complementary technologies, manufacturing and distribution in the emerging markets and products or businesses in our higher growth segments.

In 2013 we made significant progress against these priorities, expanding our product portfolio and pipeline, building our platform, growing in the emerging markets, driving greater efficiency and delivering and successfully integrating acquisitions.

In our Established Markets our work to drive efficiency and invest in targeted areas of higher growth resulted in the improved performance seen in the second half of 2013. We delivered 23 new Advanced Wound Management products, including ACTICOAT¯ Flex for PICO, extending our nanocrystalline silver technology to surgical incisions that would benefit from both NPWT and antimicrobial barrier protection. The most important product launch of the year for the Group was the natural-motion knee replacement platform JOURNEY II BCS. This has been well-received by surgeons in the US and we are excited by its prospects here and in other markets as we extend the launch in 2014.

In our Emerging and International Markets we have built upon our leading position generating double-digit revenue growth. China, now our sixth largest global market, delivered revenue growth of more than 30% in 2013. Our success here is the model for what we can achieve in other countries. During the year we invested in the sales force and infrastructure in growth markets such as Mexico and the Middle East, with good results. We launched many existing products into new markets, such as traditional NPWT and PICO. We also acquired distributors in Turkey and Brazil, moving us closer to our customers to ensure we are able to anticipate their needs and offer a fuller range of products.

We maintained a high rate of innovation and have a strong product pipeline for 2014, particularly in Trauma and Sports Medicine, where we will bring many exciting new products to market. We see a major opportunity to create portfolios for patients in the economic mid-tier across the emerging markets, and launched our first products in 2013. Our HP802 venous leg ulcer treatment entered Phase III trials during the year. Overall we increased R&D investment to $231 million in 2013, representing 5.3% of revenue, and are committed to maintaining these high levels of investment and innovation going forward.

These significant investments and many other initiatives have been made possible through our continued drive to be more efficient and reduce cost. In 2011 we announced a programme to generate annual savings of $150 million. By 31 December 2013 we had achieved annualised savings of $131 million.

During the year we also made good progress on our acquisitions programme. Healthpoint Biotherapeutics has given us a leading position in Advanced Wound Bioactives, the fastest growing segment of Advanced Wound Management. This business out-performed our expectations, increasing revenue by 47% in 2013. The integration is proceeding very well and, with its unique portfolio, excellent sales execution and expertise in product research and development, it is proving to be an outstanding addition to the Group. We acquired the Sushrut-Adler orthopaedics business in India in the fourth quarter, giving us a mid-tier trauma portfolio and additional development and manufacturing capability from which we will expand our offering for the emerging markets.

Outlook

We anticipate the market conditions seen in the second half of 2013 to continue in 2014. We expect the US to be stable with some signs of improvement, Europe to remain challenging, and the emerging markets to continue to offer opportunities for higher growth.

In terms of revenue growth by franchise, we expect:

•	Orthopaedic Reconstruction, continuing its recent improved performance, to grow at approaching the market rate;

•	Trauma & Extremities, building upon our recent investments, to grow overall at the market rate, but with a stronger second half to the year;

•	Sports Medicine, with its strong product pipeline, to deliver growth above the market rate; and

•	Advanced Wound Management, with its unique and wide mix of leading products, to deliver another year of growth above the market. Within this, we expect Advanced Wound Bioactives to grow at a rate in the mid-teens.

In terms of trading profit margin, we expect to exceed our 2013 performance.

In 2014 we will continue to invest where we see higher growth opportunities and focus on improving our efficiency. We built momentum across the Group through 2013 and expect to make further progress in the year ahead.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the three months and year ended 31 December 2013

3 Months 2012 $m	3 Months 2013 $m		Notes	Year Ended 2013 $m	Year Ended 2012 $m
1,077	1,175	Revenue	3	4,351	4,137
(290)	(293)	Cost of goods sold		(1,100)	(1,070)

787	882	Gross profit		3,251	3,067
(528)	(585)	Selling, general and administrative expenses		(2,210)	(2,050)
(46)	(62)	Research and development expenses		(231)	(171)

213	235	Operating profit	4	810	846
4	4	Interest receivable		14	11
(2)	(3)	Interest payable		(10)	(9)
(2)	(4)	Other finance costs		(11)	(11)
—	—	Share of (loss)/profit from associates		(1)	4
—	—	Profit on disposal of net assets held for sale		—	251

213	232	Profit before taxation		802	1,092
(73)	(70)	Taxation	8	(246)	(371)

140	162	Attributable profit (A)		556	721

		Earnings per share (A)	2
15.6¢	18.1¢	Basic		61.7¢	80.4¢
15.5¢	18.0¢	Diluted		61.4¢	80.0¢

Unaudited Group Statement of Comprehensive Income for the three months and year ended 31 December 2013

3 Months 2012 $m	3 Months 2013 $m			Year Ended 2013 $m	Year Ended 2012 $m
140	162	Attributable profit (A)		556	721
		Other comprehensive income:
		Items that will not be reclassified to income statement
52	13	Actuarial gains/(losses) on defined benefit pension plans		12	(5)
—	(5)	Taxation on other comprehensive income		(16)	20

52	8	Total items that will not be reclassified to income statement		(4)	15

		Items that may be reclassified subsequently to income statement
17	16	Exchange differences on translation of foreign operations		(6)	37
—	1	Net gains/(losses) on cash flow hedges		5	(7)

17	17	Total items that may be reclassified subsequently to income statement		(1)	30

69	25	Other comprehensive income for the period, net of tax		(5)	45

209	187	Total comprehensive income for the period (A)		551	766

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 31 December 2013

	Notes	31 Dec 2013 $m	31 Dec 2012 $m
ASSETS
Non-current assets
Property, plant and equipment		816	793
Goodwill		1,256	1,186
Intangible assets		1,054	1,064
Other financial assets		2	2
Loans to associates		178	167
Investment in associates		107	116
Retirement benefit assets		5	6
Deferred tax assets		145	164

		3,563	3,498
Current assets
Inventories		1,006	901
Trade and other receivables		1,113	1,065
Cash and cash equivalents	13	137	178

		2,256	2,144

TOTAL ASSETS		5,819	5,642

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		184	193
Share premium		535	488
Capital redemption reserve		10	—
Treasury shares		(322)	(735)
Other reserves		120	121
Retained earnings		3,520	3,817

Total equity		4,047	3,884

Non-current liabilities
Long-term borrowings	13	347	430
Retirement benefit obligations		230	266
Other payables		7	8
Provisions		65	63
Deferred tax liabilities		50	61

		699	828
Current liabilities
Bank overdrafts and loans	13	44	38
Trade and other payables		785	656
Provisions		60	59
Current tax payable		184	177

		1,073	930

Total liabilities		1,772	1,758

TOTAL EQUITY AND LIABILITIES		5,819	5,642

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and year ended 31 December 2013

3 Months 2012 $m	3 Months 2013 $m		Notes	Year Ended 2013 $m	Year Ended 2012 $m
		Cash flows from operating activities
213	232	Profit before taxation		802	1,092
(2)	(1)	Net interest receivable		(4)	(2)
84	109	Depreciation and amortisation		384	324
—	—	Share of loss/(profit) from associates		1	(4)
7	—	Dividends received from associate		1	7
—	—	Profit on disposal of net assets held for sale		—	(251)
5	5	Share-based payment expense		28	34
8	37	Movement in working capital and provisions		(74)	(16)

315	382	Cash generated from operating activities (B)		1,138	1,184
(1)	(1)	Net interest paid		(6)	(4)
(62)	(60)	Income taxes paid		(265)	(278)

252	321	Net cash inflow from operating activities		867	902

		Cash flows from investing activities
—	—	Proceeds on disposal of net assets held for sale		—	103
—	—	Investment in associate		—	(10)
—	—	Cash received on disposal of associate		7	—
(782)	(74)	Acquisitions		(74)	(782)
(78)	(125)	Capital expenditure		(340)	(265)

(860)	(199)	Net cash used in investing activities		(407)	(954)

(608)	122	Net cash inflow/(outflow) before financing activities		460	(52)

		Cash flows from financing activities
22	13	Proceeds from issue of ordinary share capital		48	77
6	2	Proceeds from own shares		3	6
—	(75)	Purchase of own shares		(231)	—
(89)	(93)	Equity dividends paid	9	(239)	(186)
416	44	Cash movements in borrowings		(78)	158
2	(3)	Settlement of currency swaps		(1)	(1)

357	(112)	Net cash (used in)/from financing activities		(498)	54

(251)	10	Net (decrease)/increase in cash and cash equivalents		(38)	2
417	114	Cash and cash equivalents at beginning of period		167	161
1	2	Exchange adjustments		(3)	4

167	126	Cash and cash equivalents at end of period (C)		126	167

B	Including cash outflows in the year ended 31 December 2013 of $54 million (2012: $55 million) relating to restructuring and rationalisation costs and $25 million (2012: $3 million) to acquisition related costs. In the year ended 31 December 2012 cash outflows included a legal settlement of $22 million.

Including cash outflows in the three month period to 31 December 2013 of $15 million (2012: $18 million) relating to restructuring and rationalisation costs and $9 million (2012: $3 million) to acquisition related costs.

C	Cash and cash equivalents at the year ended 31 December 2013 are net of overdrafts of $11 million (2012: $11 million).

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the year ended 31 December 2013

	Share capital $m	Share premium $m	Capital redemption reserve* $m	Treasury shares** $m	Other reserves*** $m	Retained earnings $m	Total equity $m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income (A)	—	—	—	—	(1)	552	551
Purchase of own shares	—	—	—	(231)	—	—	(231)
Equity dividends paid/accrued	—	—	—	—	—	(239)	(239)
Share-based payments recognised	—	—	—	—	—	28	28
Deferred taxation on share-based payments	—	—	—	—	—	3	3
Cost of shares transferred to beneficiaries	—	—	—	21	—	(18)	3
Cancellation of treasury shares	(10)	—	10	623	—	(623)	—
Issue of ordinary share capital	1	47	—	—	—	—	48
At 31 December 2013	184	535	10	(322)	120	3,520	4,047

	Share capital $m	Share premium $m	Capital redemption reserve* $m	Treasury shares** $m	Other reserves*** $m	Retained earnings $m	Total equity $m
At 1 January 2012 (audited)	191	413	—	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	—	30	736	766
Equity dividends paid/accrued	—	—	—	—	—	(186)	(186)
Share-based payments recognised	—	—	—	—	—	34	34
Cost of shares transferred to beneficiaries	—	—	—	31	—	(25)	6
Issue of ordinary share capital	2	75	—	—	—	—	77

At 31 December 2012 (audited)	193	488	—	(735)	121	3,817	3,884

*	The capital redemption reserve arose on the cancellation of treasury shares in 2013.

**	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

***	Other reserves comprise gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

NOTES

1.	Smith & Nephew plc (“Smith & Nephew” or the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. Except as described below, the financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2012. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

From 1 January 2013, the Group adopted the revised IAS 19 Employee Benefits standard, which was endorsed by the EU in June 2012. The previous method of including the expected income from the plan assets at an estimated asset return is replaced by applying the discount rate used to calculate the net retirement benefit obligation. The change in accounting policy has been applied retrospectively but does not impact the net retirement benefit obligation or retained earnings as at the beginning or during the three month period or year ended 31 December 2012. The income statement and statement of comprehensive income for the three month period and year ended 31 December 2012 have been adjusted for the change in accounting policy. These adjustments have resulted in an increase of $2 million in other finance costs and an increase of $2 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the three month period ended 31 December 2012 and an increase of $8 million in other finance costs and an increase of $8 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the year ended 31 December 2012. Due to the change in other finance costs, basic and diluted earnings per share for the three month period ended 31 December 2012 decreased by 0.2¢ and 0.3¢ respectively and for the year ended 31 December 2012 both decreased by 0.9¢.

The Group has also adopted the amendments to IAS 1 Presentation of Items of Other Comprehensive Income issued in 2011, resulting in a change to the presentation of items within other comprehensive income.

In addition, effective 1 January 2013, the Group has adopted the following amendments and IFRS, none of which had a material impact on the Group’s net results, net assets or disclosure. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement, along with consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, and amendments to IFRS 7 Financial Instruments: Disclosures on Offsetting Financial Assets and Liabilities.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risks successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2012, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2013 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends.

EPSA and diluted EPSA have been calculated by dividing the adjusted attributable profit by the weighted average number of ordinary shares in issue and the diluted average number of ordinary shares respectively.

The weighted average number of ordinary shares for the three month period to 31 December 2013 was 895 million (2012: 897 million) and for the year ended 31 December 2013 was 901 million (2012: 897 million).

The diluted weighted average number of ordinary shares for the three month period to 31 December 2013 was 901 million (2012: 901 million) and for the year ended 31 December 2013 was 906 million (2012: 901 million).

3 Months 2012 $m	3 Months 2013 $m		Notes	Year Ended 2013 $m	Year Ended 2012 $m
213	232	Profit before tax		802	1,092
(73)	(70)	Taxation	8	(246)	(371)

140	162	Attributable profit		556	721
		Adjustments:
11	12	Acquisition related costs	6	31	11
35	22	Restructuring and rationalisation costs	7	58	65
13	23	Amortisation of acquisition intangibles		88	43
—	—	Profit on disposal of net assets held for sale		—	(251)

59	57	Excluded items		177	(132)

(7)	(10)	Taxation on excluded items		(40)	82

192	209	Adjusted attributable profit		693	671

272	289	Adjusted profit before tax		979	960
(80)	(80)	Adjusted taxation		(286)	(289)

192	209	Adjusted attributable profit		693	671

21.4¢	23.4¢	Adjusted earnings per share		76.9¢	74.8¢
21.3¢	23.2¢	Adjusted diluted earnings per share		76.5¢	74.5¢

Adjusted taxation of $286 million (2012: $289 million) for the year ended 31 December 2013 is calculated at the full year effective rate of 29.2% (2012: 30.1%).

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

3.	Revenue by segment for the three months and year ended 31 December 2013 was as follows:

3 Months 2012 $m	3 Months 2013 $m		Year Ended 2013 $m	Year Ended 2012 $m	Underlying growth in revenue %
					3 Months	Year Ended
		Revenue by business segment
797	818	Advanced Surgical Devices	3,015	3,108	5	1
280	357	Advanced Wound Management	1,336	1,029	10	11

1,077	1,175		4,351	4,137	6	4

		Revenue by geographic market
415	503	United States	1,862	1,651	9	5
529	516	Other Established Markets (D,E)	1,926	2,003	1	—
133	156	Emerging and International Markets	563	483	16	18

1,077	1,175		4,351	4,137	6	4

D	Other Established Markets comprises Europe, Australia, Japan, Canada and New Zealand.
E	Includes United Kingdom twelve months revenue of $293 million (2012: $297 million) and three months revenue of $82 million (2012: $83 million).

Underlying revenue growth by business segment is calculated by comparing current year, constant currency actual results (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual results, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Reported growth reconciles to underlying growth as follows:

			Reported growth in revenue %	Constant currency exchange effect %	(Acquisition) /disposal effect %	Underlying growth in revenue %
Year Ended
Advanced Surgical Devices			(3)	1	3	1
Advanced Wound Management			30	1	(20)	11

			5	1	(2)	4

3 Months
Advanced Surgical Devices			3	1	1	5
Advanced Wound Management			28	1	(19)	10

			9	1	(4)	6

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2012 $m	3 Months 2013 $m		Notes	Year Ended 2013 $m	Year Ended 2012 $m
213	235	Operating profit		810	846
11	12	Acquisition related costs	6	31	11
35	22	Restructuring and rationalisation costs	7	58	65
13	23	Amortisation of acquisition intangibles		88	43

272	292	Trading profit		987	965

Operating and trading profit by segment for the three months and year ended 31 December 2013 were as follows:
		Operating profit by business segment
156	167	Advanced Surgical Devices		620	632
57	68	Advanced Wound Management		190	214

213	235			810	846

		Trading profit by business segment
200	201	Advanced Surgical Devices		712	728
72	91	Advanced Wound Management		275	237

272	292			987	965

5. Total assets by business segment as at 31 December 2013 were as follows:
				31 Dec 2013 $m	31 Dec 2012 $m
Advanced Surgical Devices				3,684	3,518
Advanced Wound Management				1,848	1,776

Operating assets by business segment				5,532	5,294
Unallocated corporate assets (F)				287	348

Total assets				5,819	5,642

F	Consisting of deferred tax assets, retirement benefit assets, cash and cash equivalents.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

6.	Acquisition related costs for the year ended 31 December 2013 were $31 million (2012: $11 million). These related to transaction costs on acquisitions completed during the quarter and costs associated with the integration of the Healthpoint business, which was acquired in the fourth quarter of 2012.

The costs for the three month period ended 31 December 2013 were $12 million (2012: $11 million). These related to transaction costs on acquisitions completed during the quarter and costs associated with the integration of the Healthpoint business.

7.	Restructuring and rationalisation costs of $58 million (2012: $65 million) were incurred in the year ended 31 December 2013. These relate mainly to people and contract termination costs associated with the structural efficiency programme announced in August 2011.

The costs in the three month period to 31 December 2013 were $22 million (2012: $35 million). These relate mainly to people and contract termination costs associated with the structural efficiency programme announced in August 2011.

8.	Of the $246 million (2012: $371 million) taxation charge for the year ended 31 December 2013, a total of $203 million (2012: $337 million) relates to overseas taxation.

The UK Government has enacted a tax rate for accounting periods starting on or after 1 April 2014 of 21% and for accounting periods starting on or after 1 April 2015 of 20%. The deferred tax arising from this change results in a credit to the effective tax rate for year ending 31 December 2013 of $4 million.

9.	The first interim dividend of 2013 of 10.4 US cents per ordinary share was declared by the Board on 31 July 2013. This dividend was paid on 29 October 2013 to shareholders whose names appeared on the register at the close of business 11 October 2013. The sterling equivalent per ordinary share was set at 6.49 pence.

A final dividend for 2013 of 17.0 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 7 May 2014 to shareholders whose names appear on the register at the close of business on 22 April 2014. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 16 April 2014 and the final day for currency and DRIP elections is 22 April 2014.

10.	On 2 May 2013, as part of the new capital allocation framework, the Group announced the start of a share buy-back programme to return $300 million of surplus capital to its shareholders. The programme has now been suspended as a result of our agreement to acquire ArthroCare Corp. announced on 3 February 2014. As at 31 December 2013, a total of 18.2 million ordinary shares had been purchased at a cost of $226 million.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

11.	On 30 September 2013, the Group acquired certain assets and liabilities in respect of a Turkish business, which distributes products related to orthopaedic reconstruction, trauma, sports medicine and arthroscopic technologies. The acquisition is deemed to be a business combination within the scope of IFRS 3.

The estimated fair value of the consideration is $63 million and includes $12 million of contingent consideration in respect of agreed milestones and $36 million through the settlement of working capital commitments. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The provisional estimate of goodwill arising on the acquisition is $12 million. It is attributable to the additional economic benefits expected from the transaction, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill recognised is expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

Acquisition value $m
Property, plant and equipment	4
Inventories	8
Trade receivables and prepayments	24
Identifiable intangible assets	17
Payables and accruals	(2)

Net assets	51
Goodwill	12

Cost of acquisition	63

The Group incurred acquisition related costs of $4 million, primarily related to external legal fees and due diligence costs. These costs have been recognised in administrative expenses in the Group’s consolidated statement of comprehensive income.

In 2013, the contribution to revenue and attributable profit from the acquisition was immaterial. If the acquisition had occurred at the beginning of the year the contribution to revenue and attributable profit would have also been immaterial.

SMITH & NEPHEW plc

2013 QUARTER FOUR AND FULL YEAR RESULTS (continued)

12.	During the three months ended 31 December 2013, the Group acquired a Brazilian distributor of its advanced wound management products and a business based in India primarily engaged in the manufacture and distribution of trauma products. These acquisitions are deemed to be business combinations within the scope of IFRS 3.

The aggregated total estimated fair value of the consideration is $63 million and includes $2 million of contingent consideration and $2 million through the settlement of working capital commitments. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

As at the acquisition date, the aggregated value of the net assets acquired was $38 million, which included property, plant and equipment of $1 million, inventory of $4 million, trade receivables and prepayments of $3 million, identifiable intangible assets of $47 million, payables and accruals of $3 million and deferred tax liabilities of $14 million.

The aggregated estimate of goodwill arising on the acquisitions is $25 million. This is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

In 2013, the contribution to revenue and attributable profit from these acquisitions is immaterial. If these acquisitions had occurred at the beginning of the year, their contribution to revenue and attributable profit would have also been immaterial.

13.	Net debt as at 31 December 2013 comprises:

	31 Dec 2013 $m	31 Dec 2012 $m
Cash and cash equivalents	137	178
Long-term borrowings	(347)	(430)
Bank overdrafts and loans due within one year	(44)	(38)
Currency swap assets (G)	1	2

	(253)	(288)

The movements in the period were as follows:
Opening net debt as at 1 January	(288)	(138)
Cash flow before financing activities	460	(52)
Proceeds from issue of ordinary share capital	48	77
Proceeds from own shares	3	6
Purchase of own shares	(231)	—
Equity dividends paid	(239)	(186)
Exchange adjustments	(6)	5

Closing net debt	(253)	(288)

G	Currency swap assets of $1 million (2012: $2 million) comprise $1 million (2012: $2 million) of current asset derivatives within trade and other receivables.

In December the Group signed a private placement agreement to borrow $325 million of long-term debt. The funds, which have an average fixed rate of 3.7% and an average maturity of just over nine years, were drawn down on 21 January 2014 and used to repay existing bank debt.

14.	Subsequent to the balance sheet date, on 3 February 2014 the Group announced the execution of a definitive agreement to acquire 100% of the shares of ArthroCare Corp. for approximately $1.7 billion. The acquisition is subject to customary conditions, including a vote of ArthroCare’s shareholders and governmental clearances. The acquisition is expected to close in mid-2014. The acquisition will be financed through existing debt facilities and cash balances, including the existing $1 billion revolving credit facility and a new two-year $1.4 billion term loan facility. Information regarding the assets and liabilities acquired will not be available until the purchase price adjustments have been finalised after completion.